Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated September 25, 2025 relating to the Common Stock, par value $0.01 per share, of Peabody Energy Corporation shall be filed on behalf of the undersigned.

KEY GROUP LONG TERM INVESTMENTS LP By: /s/ Sunil Jagwani
Name: Sunil Jagwani
Title: General Partner

SUNIL JAGWANI By: /s/ Sunil Jagwani